January 10, 2006

Mr. Donald Walker

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC  20549

Re:          HCSB Financial Services Corporation

Form 10-KSB for the period ended December 31, 2004

File No. 0-26995

Dear Mr. Walker:

Thank you for your review of our response to your September 21, 2005 letter and these additional comments in review of our Form 10-KSB for the year ended December 31, 2004.   Set forth are our responses to your letter.

Form 10-KSB for the period ended December 31, 2004

Financial Statements

Note 7 – Derivative Instruments and Hedging Activities page 40

Comment 1

We have reviewed your response to prior comment one of our letter dated September 21, 2005.  We note that your convertible advances convert to a variable-rate on specified dates at the option of the FHLB.  Please tell us whether the FHLB can require you to prepay the fixed-rate advance in cash unless you can negotiate a new advance, once its conversion option has been exercised.

Response:

Although the FHLB cannot require us to prepay the fixed-rate advance in cash, we believe the FHLB’s conversion option is effectively identical to such a prepayment requirement.  In other words, if the FHLB could require us to prepay the advance in cash, we could, and anticipate that we would, obtain a variable rate advance from the FHLB to use to repay the fixed rate advance.  There would not be an issue with our ability to obtain such a variable rate advance from the FHLB at the then current market rate because the FHLB offers variable rate advances to any financial institution that meets the basic criteria of being considered in good standing and providing qualifying collateral.  Thus, there would be no practical difference between (1) the FHLB requiring prepayment of the fixed rate advance in cash and our replacement of the fixed rate advance with a variable rate advance and (2) the FHLB exercising its option to convert the fixed rate advance directly into a variable rate advance.

Comment 2

We have reviewed your response to prior comment two of our letter dated September 21, 2005.  We understand that you believe your hedged FHLB advances are not prepayable by either party.  However, as stated in the Early Termination Option section of the term sheet, you have the right to prepay the advance on the conversion date with prior notification to the FHLB.  The condition in paragraph 68d of SFAS 133 stipulates that the hedged item cannot be prepayable unless it is prepayable due to an embedded call or put option.  Because your hedged FHLB advances can be settled by you prior to maturity and contain conversion rights that are mirrored, rather than call and put rights that are mirrored, it appears your convertible advances are prepayable and would not meet the criteria in paragraph in 68d of SFAS 133.  Please explain how you reached your accounting decision in view of these considerations and provide us with a copy of your loan agreement.

Response:

We understand your position that our advances are prepayable because we are allowed to exercise an Early Termination Option at the time of the conversion.  However, under your interpretation, it appears any debt that may be settled prior to maturity would be considered prepayable regardless of whether or not the pre-maturity payment was conditioned on the payment of a penalty to settle the debt.  We believe that, for accounting purposes, debt should be treated as prepayable only if the debt may be prepaid at an amount less than the estimated market value of the outstanding obligation.  The Early Termination Option with our FHLB advances is contingent upon the payment of a penalty upon exercise of the option.  Accordingly, we are prohibited from settling the debt prior to the maturity date for less than estimated fair value.  Therefore, we do not believe this debt should be treated as prepayable for accounting purposes. Pursuant to your request, we have included as Attachment 1 a copy of our Advances and Security Agreement with the Federal Home Loan Bank of Atlanta.

We do, however, take your continued concerns of our use of the shortcut method seriously.  To address the issues you raised, we delayed our response to this comment letter to allow for a thorough evaluation of the potential effect of changing from the shortcut method to the long haul method on our previously reported financial results.  We have included (as Attachment 2) calculations performed by a third party analyzing the effectiveness of the hedges in these transactions for the third quarter of 2005.  As indicated in the calculations, the hedges are all over 97% effective at this time.  Specifically, the hedges with maturity dates of 03/01/10, 15/24/10 and 03/22/01 are 97.8%, 98.5% and 98.7% effective, respectively.  Based on these calculations of effectiveness, we believe the impact of moving to the long haul method from the shortcut method would have been immaterial up to this point, and therefore should not be required.  We will continue to obtain third party calculations of the effectiveness of the hedges on a quarterly basis.  We will use the calculations to evaluate the effectiveness of the hedges.  If the third party calculations indicate that the hedges are or will become ineffective at any point in the future, we will record the ineffectiveness in the appropriate components of comprehensive income or net income as required under the long haul method.

In connection with your comments, we acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s assistance and continued suggestions to help us improve our disclosures, and trust that our response clarifies the issues you identified with respect to our Form 10-K dated December 31, 2004. Please do not hesitate to contact me at 843-716-6101 if you require any additional clarification or information.

Sincerely,

James R. Clarkson

President and Chief Executive Officer

Exhibit l

0073 (Rev. 1/29/04)

ADVANCES AND SECURITY AGREEMENT

This ADVANCES AND SECURITY AGREEMENT (this “Agreement”), dated as of the earlier of the date of execution by the Bank (as hereinafter defined) and July 15, 2004, is entered into between Horry County State Bank, a state bank organized under the laws of and located in the state of South Carolina, having its principal place of business at 5009 Broad Street, Loris, SC 29569 (the “Borrower”) and the Federal Home Loan Bank of Atlanta, a corporation organized and existing under the laws of the United States, having its principal office at 1475 Peachtree Street, N.E., Atlanta, Georgia 30309 (the “Bank”).

WHEREAS, the Borrower desires from time to time to participate in the Bank’s credit programs under the terms of this Agreement, and the Bank is authorized to extend credit to the Borrower pursuant to the provisions of the Federal Home Loan Bank Act, as now and hereafter amended (the “Act”), and the regulations and guidelines of the Federal Housing Finance Board (the “Board”) or any successor entity, as now and hereafter in effect (collectively, the “Regulations”);

WHEREAS, the Bank requites that extensions of credit by the Bank be secured pursuant to this Agreement, and the Borrower and any Obligor (as hereinafter defined) joined to this Agreement from time to time, as provided herein, agree to provide the security the Bank requests in accordance with this Agreement; and

WHEREAS, the Borrower and each other Obligor acknowledges, understands and agrees that (a) the Bank shall not have any obligation or commitment (under this Agreement, the Credit and Collateral Policy, or, otherwise) to approve any application by the Borrower for Advances, Credit Products, Derivative Transactions, or Other Products, (b) the terms and conditions of any Advances, Credit Products, Derivative Transactions, or Other Products which the Bank may make or issue, except for any such terms and conditions specified in a Confirmation, may change after the date made or issued, in connection with a modification to the Bank’s Credit and Collateral Policy as provided in Section 6.01 of this Agreement, and (c) the Bank, in its sole discretion, may modify the Credit and Collateral Policy from time to time after the date of this Agreement and need not obtain any further consent from any Obligor in order for those modifications to become binding upon each Obligor.

NOW THEREFORE, the Borrower and the Bank agree as follows:

ARTICLE I:  DEFINITIONS

Section 1.01                  Definitions.  As used herein, the following terms shall have the following meanings:

(A)  “Advances” means any and all loans or other similar extensions of credit, heretofore, now or hereafter granted by the Bank to, on behalf of, or for the account of, the Borrower.

(B)  “Affiliate” means an affiliate of the Borrower which (i) has been accepted by the Bank, in its sole discretion, as a person which may pledge collateral to the Bank and otherwise support the obligations of the Borrower to the Bank hereunder and (ii) has entered into a Joinder Agreement. The Affiliate and the Borrower are hereinafter jointly referred to as the “Obligors.”

(C)  “Application” means an application or other writing, in such form or forms as shall be specified by the Bank from time to time, by which the Borrower requests an Advance or a Credit Product, and by which an Obligor requests a Derivative Transaction or an Other Product.

(D)  “Borrowed Money” means, with respect to any Person, without duplication (a) all indebtedness for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, or upon which interest payments are customarily made, (c) that portion of obligations with respect to capital leases that is properly classified as a liability on a balance sheet in conformity with GAAP, (d) any obligations of such Person issued or assumed as the deferred purchase price of property or services purchased by such Person (other than trade debt incurred in the ordinary course of business and due within six months of the incurrence thereof or evidenced by a note or other instrument), (e) all Borrowed Money of others secured by (or for which the holder of such Borrowed Money has an existing right, contingent or otherwise, to be secured by) any lien on, or payable out of the proceeds of production from, any property or asset owned, held or acquired by such Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is nonrecourse to the credit of that Person, (f) all guaranty obligations of such Person in respect of any Borrowed Money of any other person, (g) the maximum amount of all standby letters of credit issued or bankers’ acceptances facilities created for the account of such Person and, without duplication, all drafts drawn thereunder (to the extent unreimbursed), (h) the principal balance outstanding under any synthetic lease, tax retention operating lease, off-balance sheet loan or similar off-balance sheet financing product plus any accrued interest thereon, and (i) the Borrowed Money of any partnership or unincorporated joint venture in which such Person is a general partner or joint venturer.

(E)  “Borrowing Documents” means this Agreement (as amended by any and all Joinder Agreements and any and all Collateral Pledge Amendments), all Applications, all Confirmations, and all Supplemental Documentation.

(F)  “Capital Stock” means all of the capital stock in the Bank held by the Borrower and all payments which have been or hereafter are made on account of subscriptions to and all unpaid dividends on such capital stock.

(G)  “Collateral” means  (i)  all property, including the products and proceeds thereof, heretofore assigned, transferred or pledged to the Bank by any Obligor as collateral for an Advance, a Credit Product, a Derivative Transaction, an Other Product or any other Liability prior to the date hereof and (ii)  all Capital Stock, Deposits, Residential First Mortgage Collateral, Commercial Mortgage Collateral, Multifamily Mortgage Collateral, Government and Agency Securities Collateral, HELOC and Second Mortgage Collateral, Other Securities Collateral and Other Collateral, including the products and proceeds thereof, which is now or hereafter pledged to the Bank pursuant to Section 3.01 hereof or any Joinder Agreement.

(H)  “Collateral Maintenance Level” means the aggregate dollar amount equal to such percentage(s) as the Bank may specify from time to time of all Liabilities (1) for Advances and Credit Products; (2) with respect to Derivative Transactions for which an Obligor is required to maintain Collateral; and (3) with respect to any Other Product or under any Borrowing Documents. The Bank may increase or decrease the Collateral Maintenance Level at any time as provided in the Credit and Collateral Policy, and such increase or decrease, as specified by the Bank, will apply to all existing as well as after-arising Liabilities.

(I)  “Collateral Pledge Amendment” means a Collateral Pledge Amendment, substantially in the form attached hereto as Exhibit B, whereby the Obligors and the Bank have agreed to amend the collateral pledge provisions of Section 3.01(ii) hereof as provided therein.

(J)  “Commercial Mortgage Collateral” means all notes, bonds, instruments, mortgages, deeds of trust, deeds to secure debt, security agreements, policies and certificates of insurance, guarantees, evidences of recordation, applications, underwriting materials, surveys, appraisals, approvals, permits, notices, opinions of counsel, loan servicing data and all other electronically stored and written records or materials relating to fully-disbursed loans held by any Obligor secured by a first lien on property improved by one or more commercial buildings, together with all rights and interests associated with such loans and documents, including all legal, beneficial, residual and servicing rights, and any endorsements or assignments thereof.

(K)  “Confirmation” means a confirmation, in such form or forms as the Bank may generate from time to time, by which the Bank agrees to, confirms and provides any additional terms with respect to any Advance, Credit Product, Derivative Transaction, or Other Product.

(L)  “Credit and Collateral Policy” means the policies and procedures of the Bank governing the administration of its credit and other programs, including the requirements for maintenance of collateral to secure extensions of credit by the Bank, as any such policies and procedures may be amended, supplemented, restated or otherwise modified from time to time hereafter, in accordance with Section 6.01.

(M)  “Credit Products” means any and all commitments or obligations under which the Bank agrees to make payments on behalf of or for the account of the Borrower, including letters of credit, guarantees or other arrangements intended to facilitate transactions between the Borrower and third parties, or under which the Bank enters into a credit or financial accommodation, agreement or other arrangement with the Borrower, irrespective of whether the Bank’s obligation is contingent or conditional.

(N)  “Deposits” means all deposit accounts maintained by any Obligor with the Bank, all money, cash, checks, drafts, notices, bills, bills of exchange and bonds deposited therein or credited thereto, any increases, renewals., extensions, substitutions and replacements thereof, whether or not deposited in any such deposit account and all statements, certificates, passbooks and instruments representing any such deposit account.

(O)  “Derivative Transactions” means all interest rate swaps, all interest rate caps, floors and collars, all currency exchange transactions, all options and all similar transactions entered into between the Bank and any Obligor.

(P)  “GAAP” means generally accepted accounting principles.

(Q)  “Government and Agency Securities Collateral” means mortgage-backed securities (including participation certificates) issued by the Federal Home Loan Mortgage Corporation or the Federal National Mortgage Association, obligations guaranteed by the Government National Mortgage Association, and obligations issued or guaranteed by the United States or an agency thereof.

(R)  “HELOC and Second Mortgage Collateral” means all notes, bonds, instruments, mortgages, deeds of trust, deeds to secure debt, security agreements, policies and certificates of insurance or guarantees, evidences of recordation, applications, underwriting materials, surveys, appraisals, approvals, permits, notices, opinions of counsel and loan servicing data and all other electronically stored and written records or materials relating to home equity lines of credit held by any Obligor, loans held by any Obligor secured by a junior lien on one-to-four unit single-family dwellings, or other similar loans held by any Obligor which have not been fully disbursed, together with all rights and interests associated with such loans and documents, including all legal, beneficial, residual and servicing rights, and any endorsements or assignments thereof.

(S)  “Joinder Agreement” means a joinder agreement, substantially in the form attached hereto as Exhibit A, whereby an Obligor has agreed in writing to be primarily, jointly and severally liable for all obligations of all of the Obligors to the Bank under this Agreement and to pledge Collateral satisfactory to the Bank as security for such obligations

(T)  “Lendable Collateral Value” means an amount equal to such percentage as the Bank shall from time to time, in its sole discretion, ascribe in the Credit and Collateral Policy to the market value or unpaid principal balances (as the Bank may specify or define) of Qualifying Collateral.

(U)  “Liabilities” means all fees, expenses, obligations, liabilities or indebtedness of any Obligor to the Bank, due or to become due, direct or indirect, absolute or contingent, joint or several, now existing or hereafter at any time created, arising or incurred, under this Agreement, any Application, Confirmation, Supplemental Documentation, Advance, Derivative Transaction, Credit Product, Other Product or Deposit, including any overdrafts or other charges in connection therewith, or under any other obligation for any other service provided by the Bank, including any obligations under indemnification provisions in any agreement or document between any Obligor and the Bank, and any renewal, extension or substitution of any such obligations, liabilities and indebtedness, including reasonable attorneys’ fees of the Bank in the collection thereof and the enforcement of any remedies with respect to any Collateral therefor.

(V)  “Material Adverse Effect” means (a) a material adverse effect upon the business, operations, properties, assets or condition (financial or otherwise) of any Obligor or (b) the impairment of the ability of any Obligor to perform its obligations under any Borrowing Document to which it is a party or of Bank to enforce any Borrowing Document or collect any of the Liabilities. In determining whether any individual event would result in a Material Adverse Effect, notwithstanding that such event does not of itself have such effect, a Material Adverse Effect shall be deemed to have occurred if the cumulative effect of such event and all other then existing events would result in a Material Adverse Effect.

(W)  “Multifamily Mortgage Collateral” means all notes, bonds, instruments, mortgages, deeds of trust, deeds to secure debt, security agreements, policies and certificates of insurance, guarantees, evidences of recordation, applications, underwriting materials, surveys, appraisals, approvals, permits, notices, opinions of counsel, loan servicing data and all other electronically stored and written records or materials relating to the fully-disbursed loans held by any Obligor secured by a first lien on property improved by one or mote multifamily buildings, together with all rights and interests associated with such loans and documents, including all legal, beneficial, residual and servicing tights, and any endorsments or assignments thereof.

(X)  “Obligors” means, collectively, the Borrower and any Affiliate joined hereunder as provided herein.

(Y)  “Other Collateral” means such items of personal property, other than Capital Stock, Deposits, Residential First Mortgage Collateral, Commercial Mortgage Collateral, Multifamily Mortgage Collateral, Government and Agency Securities Collateral, HELOC and Second Mortgage Collateral, and Other Securities Collateral, that are offered by any Obligor as Collateral and are specifically accepted by the Bank as Collateral; provided, Other Collateral may from rime to time include specific items of Residential First Mortgage Collateral, Commercial Mortgage Collateral, Multifamily Mortgage Collateral and HELOC and Second Mortgage Collateral which are identified and offered by an Obligor as Collateral and ate specifically accepted by the Bank as Collateral.

(Z)  “Other Products” means all products and services, other than an Advance, Credit Product or Derivative Transaction, offered by the Bank to any Obligor from time to time, including correspondent banking services, mortgage purchase programs and affordable housing and community investment products and services.

(AA)                    “Other Securities Collateral” means securities (other than Government and Agency Securities Collateral) representing unsubordinated interests in, or collateralized by first lien security interests in, both the interest and principal payments on first lien residential mortgages.

(BB)                        “Person” means an individual, partnership, corporation, trust, joint venture, joint stock company, limited liability company, association, unincorporated organization, governmental authority, or any other entity.

(CC)                        “Qualifying Collateral” means Collateral, other than Capital Stock and Deposits, which is eligible as collateral to support the origination of Advances, Credit Products, Derivative Transactions and Other Products under the terms and conditions of the Act, the Regulations and the Credit and Collateral Policy, and which satisfies such other requirements for lending as may be established by the Bank.

(DD)                      “Residential First Mortgage Collateral” means all notes, bonds, instruments, mortgages, deeds of trust, deeds to secure debt, security agreements, policies and certificates of insurance or guarantees, evidences of recordation, applications, underwriting materials, surveys, appraisals, approvals, permits, notices, opinions of counsel and loan servicing data and all other electronically stored and written records or materials relating to fully-disbursed loans held by any Obligor secured by a first lien on one-to-four unit single family dwellings, together with all rights and interests associated with such loans and documents, including all legal, beneficial, residual and servicing rights, and any endorsements or assignments thereof.

(EE)                          “Supplemental Documentation” means any document, agreement or other witting (other than this Agreement) between the Bank and an Obligor relating to Deposits, Advances,

Credit Products, Derivative Transactions and Other Products, including reimbursement agreements, mortgage purchase documents, wire transfer agreements, automated clearinghouse agreements, agreements related to the loans held for sale program, International Swap Dealers Association (“ISDA”) master agreements, schedules to ISDA master agreements and credit support annexes to ISDA master agreements.

Section 1.02                  Other Definitional Provisions.  References to “Sections,” “Subsections” and “Exhibits” shall be to Sections, Subsections and Exhibits, respectively, of this Agreement unless otherwise specifically provided. Any of the terms defined in Section 1.01 may, unless the content otherwise requires, be used in the singular or the plural depending on the reference. In this Agreement, “hereof,” “herein,” “hereto,” “hereunder” and the like mean and refer to this Agreement as a whole and not merely to the specific section, paragraph or clause in which the respective word appears; words importing any gender include the other gender; references to “writing” include printing, typing, lithography, facsimile, electronic and other means of reproducing words or other data in a tangible visible form; the words “including,” “includes” and “include” shall be deemed to be followed by the words “without limitation”; references to agreements and other contractual instruments shall be deemed to include subsequent amendments, assignments, and other modifications thereto, but only to the extent such amendments, assignments and other modifications are not prohibited by the terms of this Agreement; references to Persons include their respective permitted successors and assigns or, in the case of governmental Persons, Persons succeeding to the relevant functions of such Persons; and all references to Statutes and related regulations shall include any amendments of same and any successor statutes and regulations.

ARTICLE II:  ADVANCES AGREEMENT

Section 2.01                  Documentation.  Subject to Section 6.03 hereof, the Borrower may apply to the Bank for Advances, Credit Products, Derivative Transactions and Other Products in accordance with the Credit and Collateral Policy. The final terms of any Advance, Credit Product, Derivative Transaction or Other Product shall be conclusively established by this Agreement and any Confirmation and Supplemental Documentation related thereto. Any Obligor shall be estopped from asserting any claim or defense with respect to the terms applicable to any Advance, Credit Product, Derivative Transaction or Other Product unless, within the earlier of (i) any time period specified in any Confirmation or Supplemental Documentation relating thereto and (ii) two (2) business days of receipt of the final documents relating to such product or service, the Borrower delivers to the Bank a written notice specifying the disputed term(s) or condition(s) of the Advance, Credit Product, Derivative Transaction or Other Product. Upon the request of the Bank, or as provided in the Credit and Collateral Policy, the Borrower shall sign and deliver to the Bank a promissory note or notes and such other Supplemental Documentation in such form as the Bank may reasonably require evidencing any Advance, Credit Product, Derivative Transaction or Other Product. Unless otherwise agreed by the Bank in writing, all Advances shall be made by crediting the Borrower’s demand deposit account(s) with the Bank. All Borrowing Documents shall be deemed to have been executed and delivered in Atlanta, Georgia, and all payments made under the Borrowing Documents shall be deemed to have been made in Atlanta, Georgia. The Bank’s obligation to fund any portion of any approved Advance, issue any approved letter of credit., guaranty or financial accommodation relating to a Credit Product or continue under any Derivative Transaction or Other Product shall be subject to (i) continuing compliance by the Obligors with the terms and provisions of this Agreement (ii) there having occurred no Event of Default hereunder and (iii) the continuing satisfaction by the Obligors of the credit and collateral considerations of the

Bank and the eligibility requirements and policies prescribed in the Act, the Regulations and the Credit and Collateral Policy.

Section 2.02                  Repayment of Liabilities.  Each Obligor agrees to repay all Liabilities in accordance with this Agreement, the Credit and Collateral Policy and the terms and conditions of the Confirmation and Supplemental Documentation evidencing such Liabilities. Interest shall be paid on all Liabilities at the times specified by the Bank in the Credit and Collateral Policy and in the Confirmation or Supplemental Documentation and shall be charged for each day that such Liabilities are outstanding at the rate applicable to such Liabilities. Each Obligor shall pay to the Bank, immediately and without demand, interest on any past due principal of and interest on any Liabilities at an interest rate which is the greater of (i) the rate applicable to such Liabilities plus one percent or (ii) the rate in effect and being charged by the Bank from time to time on overdrafts on demand deposit accounts of its members, but in no event more than any applicable limit established by the Regulations (the “Default Rate”). The Borrower shall ensure that, on any day on which any payment is due to the Bank with respect to any Liabilities, whether by maturity, prepayment or acceleration, the Borrower’s demand deposit account(s) with the Bank has an available balance in an amount at least equal to the amounts then due and payable to the Bank, and the Borrower hereby authorizes the Bank to debit the Borrower’s demand deposit account(s) with the Bank for all amounts due and payable with respect to any Liabilities and for all other amounts due and payable hereunder. In the event that the available balance in the Borrower’s demand deposit account(s) is insufficient to pay such due and payable amounts, the Bank may, without notice to or request from any Obligor, apply any other deposits, credits, or monies of any Obligor then in the possession of the Bank to the payment of amounts due and payable. Each Obligor agrees that, in the event that any such debit results in any of the Borrower’s accounts with the Bank being overdrawn, the Obligor shall immediately reimburse the Bank for such overdraft amount and pay overdraft charges thereon at the Default Rate, in addition to any minimum fees for overdrafts imposed by the Bank from time to time. All payments with respect to Liabilities shall be applied first to any fees or charges applicable thereto and to interest due thereon, in such order as the Bank may determine, and then to any principal amount thereof that is then due and payable.

Section 2.03                  Payment of Prepayment Charges. All prepayment fees and charges described in the Credit and Collateral Policy, or in any Application, Confirmation or Supplemental Documentation, shall be payable at the time of any voluntary or involuntary payment of all or part of the principal of any Liabilities prior to the originally scheduled maturity thereof, including without limitation payments that are made as a part of a liquidation of any Obligor or that become due by operation of law or as a result of an acceleration pursuant to Section 5.02 hereof, whether such payment is made by any Obligor, by a conservator, receiver, liquidator or trustee of or for any Obligor, or by any successor to or any assignee of any Obligor.

Section 2.04                  Compliance with the Credit and Collateral Policy.  Each Obligor hereby agrees to comply at all times with the Credit and Collateral Policy.

ARTICLE III: SECURITY AGREEMENT

Section 3.01                  Creation of Security Interest.  As security for all Liabilities, the Borrower hereby assigns, transfers, and pledges to the Bank, and grants to the Bank a security interest in, (i) all property heretofore assigned, transferred or pledged by the Borrower to the Bank as collateral securing Liabilities and other obligations of the Borrower prior to the date hereof, (ii) except as otherwise provided in a Collateral Pledge Amendment, all of the Capital Stock, Deposits, Residential First Mortgage Collateral, Commercial Mortgage Collateral, Multifamily Mortgage Collateral and HELOC and Second Mortgage Collateral now or hereafter owned by the Borrower and (iii) all of the Government and Agency Securities Collateral, Other Securities Collateral, and Other Collateral, specifically identified by the Borrower to the Bank as Qualifying Collateral and accepted by the Bank, and all proceeds and products of any items of the Collateral described in clauses (i) through (iii) above. In addition, as security for all Liabilities, each Affiliate will assign, transfer and pledge to the Bank, and grant to the Bank a security interest in, the Collateral set forth in its Joinder Agreement.

Section 3.02                  Representations and Warranties Concerning Collateral. Each Obligor represents and warrants to the Bank, as of the date hereof, the date of each Advance, Credit Product, Derivative Transaction or Other Product, and the date of delivery of each collateral report required under Section 3.07(A) hereof, as follows:

(A) The Obligor owns and has marketable title to the Collateral pledged by it hereunder and has the right and authority to grant a security interest in such Collateral and to subject all of such Collateral to this Agreement;

(B) The information given from time to time by the Obligor as to each item of Collateral pledged by it hereunder is true, accurate and complete in all material respects;

(C) The Obligors own Qualifying Collateral with a Lendable Collateral Value at least equal to the Collateral Maintenance Level.

(D) The lien of the Residential First Mortgage Collateral, Commercial Mortgage Collateral and Multifamily Mortgage Collateral on the real property securing such Collateral is a first, prior and perfected lien under applicable law;

(E) The Obligor has not conveyed or otherwise created, and there does not otherwise exist, any participation interest or other direct, indirect, legal, or beneficial interest, lien or encumbrance in any Collateral on the part of any Person other than the Bank and the Obligor, except that the Obligor may sell or otherwise dispose of Collateral not necessary to meet the requirements of Section 3.03(A), and not otherwise reported to the Bank as Qualifying Collateral for purposes of meeting the requirements of Section 3.03(A), to the extent such sale or disposition is made to a person not controlling, controlled by or in common control with any Obligor;

(F) No account debtor or other obligor owing any obligation to the Obligor with respect to any Qualifying Collateral necessary to meet the collateral maintenance requirement in Section 3.03(A) hereof, or otherwise reported to the Bank as Qualifying Collateral for purposes of meeting the requirements of Section 3.03(A), has or shall have any defenses, offsetting claims, or other rights affecting the right of the Obligor or the Bank to enforce the terms of such Qualifying Collateral, and no defaults (or conditions that, with the passage of time or the giving of notice or both, would constitute a default) exist under any such Qualifying Collateral; and

(G) No part of any real property or interest in real property that is included within the Collateral contains or is subject to the effects of toxic or hazardous materials or other hazardous substances (including those defined in the Comprehensive Environmental Response Compensation

and Liability Act of 1980, as amended, 42 U.S.C. §9601, et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. §1801 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C., §6901 et seq.; and in the regulations adopted and publications promulgated pursuant to said laws) the presence of which could subject the Bank to any liability wader applicable state or Federal law or local ordinance either at any rime that such property is pledged to the Bank or upon the enforcement by the Bank of its security interest therein.

Section 3.03                  Collateral Maintenance Requirement.

(A) The Obligors shall at all times maintain Qualifying Collateral which has a Lendable Collateral Value that is at least equal to the Collateral Maintenance Level. In addition, the Obligors agree to maintain such additional amounts of Collateral as may be required by the Bank in order to protect the Bank’s security position with respect to the outstanding Liabilities of the Obligors to the Bank.

(B) All documents and other matters pertaining to the Qualifying Collateral necessary to meet the requirements of Section 3.03(A), or otherwise reported to the Bank as Qualifying Collateral for purposes of meeting the requirements of Section 3.03 (A), must be satisfactory to the Bank and, if not, the Bank may refuse to accept such Qualifying Collateral or may assign such Qualifying Collateral a Lendable Collateral Value less than the Lendable Collateral Value otherwise applicable under the Credit and Collateral Policy.

(C) No Obligor shall assign, pledge, transfer, create any lien, encumbrance or security interest in, sell, or otherwise dispose of any Collateral; provided, however, (i) an Obligor may sell or otherwise dispose of Collateral not necessary to meet the requirements of Section 3.03 (A) and not Otherwise reported to the Bank as Qualifying Collateral for purposes of meeting the requirements of Section 3.03(A), so long as no Event of Default has occurred and is continuing and such Collateral is sold to a person not controlling, controlled by or in common control with any Obligor and (ii) upon the written request of the Obligors, the Bank will agree to release such Collateral as shall be mutually agreeable to the Bank and the Obligors so long as such Collateral to be released is not necessary to meet the requirements of Section 3.03(A) and not otherwise reported to the Bank as Qualifying Collateral for purposes of meeting the requirements of Section 3.03(A).

Section 3.04                  Holding of Collateral.

(A) Each Obligor shall hold any Collateral in its possession in such manner as reasonably identifies the security interest of the Bank and as the Bank shall further direct.

(B) Except for Collateral required to be delivered to the Bank or its custodian as required hereunder, Collateral shall be held by each Obligor in its possession (except as otherwise provided herein) in trust for the benefit of, and subject to the direction, and control of, the Bank and shall be physically safeguarded by the Obligor in accordance with reasonable commercial procedures. To the extent that any Obligor enters into any custodial arrangement with respect to the Collateral, the Obligor shall notify the Bank in writing of such arrangement, shall provide the Bank with copies of all agreements evidencing such arrangement, which shall be satisfactory to the Bank in all respects, and shall cause such agreements to provide that the custodian holds the Collateral for the benefit of the Bank and no other person and that the custodian shall accept instructions from the Bank with respect to the Collateral. Without limitation of the foregoing, each Obligor shall take all action necessary or desirable to protect and preserve the Collateral and the Bank’s interest therein, including, the collection of payments under all mortgages and under any insurance, assuring that all mortgages are serviced in accordance with the standards of a reasonable and prudent mortgagee and compliance with all requirements with respect to the Collateral set forth in the Credit and Collateral Policy.

(C) Any Collateral which is a security or other investment property shall be delivered to the Bank, together with such assignments, powers and other documents as the Bank shall require in connection with its perfected, first-priority security interest in such Collateral. With respect to any uncertificated securities pledged to the Bank as Collateral hereunder, the delivery requirements contained in this Agreement shall be satisfied by the transfer of a perfected, first-priority security interest in such securities to the Bank, such transfer to be effected in such manner and to be evidenced by such documents as shall be reasonably specified by the Bank.

Section 3.05                  Delivery of Collateral.

(A) Promptly upon the Bank’s written or oral request, or as provided in the Credit and Collateral Policy, the Obligors shall deliver to the Bank, or to a custodian designated by the Bank, such Qualifying Collateral as may be necessary so that the Lendable Collateral Value of Qualifying Collateral held by the Bank, or such custodian, meets or exceeds the Collateral Maintenance Level at all times. Collateral delivered to the Bank shall be endorsed and assigned, as appropriate, in such form as reasonably specified by the Bank and together with such information with respect to such Collateral as the Bank shall request.

(B) Each Obligor agrees to pay to the Bank such reasonable fees and charges as may be assessed by the Bank to cover the Bank’s overhead and other costs relating to the receipt, holding and redelivery of Collateral and other reasonable expenses, disbursements and advances incurred or made by the Bank in connection therewith (including the reasonable compensation and the expenses and disbursements of any custodian, consultant or appraiser that may be appointed by the Bank hereunder, and the agents and legal counsel of the Bank and of such custodian).

Section 3.06                  Collateral Reports; Access to Collateral.

(A) At the times provided in the Credit and Collateral Policy, and promptly after any additional requests by the Bank, each Obligor shall deliver to the Bank such information, reports, verification reviews and schedules with respect to the Collateral, the Qualifying Collateral and compliance with this Agreement and the Credit and Collateral Policy as provided in the Credit and Collateral Policy, or as the Bank shall request, all in form and substance as prescribed by the Bank.

(B) Each Obligor shall provide the Bank with such financial reports and other information relating to the Obligor’s financial condition as the Bank may reasonably request.

(C) Each Obligor shall give the Bank, its agents and representatives access at reasonable times and locations to the Collateral, and to the Obligor’s books and records of account relating to such Collateral, for the purpose of the Bank or its agents and representatives examining, verifying or reconciling the Collateral and the Obligor’s reports to the Bank thereon. At the Bank’s request, the Obligors shall make any or all documents and information pertaining to the Collateral available to the Bank, its agents and representatives at reasonable times and locations for their inspection and approval. Each Obligor shall make adequate working facilities available to the Bank, its agents and representatives for purposes of such verifications and reviews. Reasonable fees and charges may be assessed to the Obligors by the Bank to cover overhead and other costs relating to such verifications and reviews, including, any costs and expenses of third parties engaged by the Bank for such purposes.

(D) If any Obligor becomes aware or has reason to believe that the Lendable Collateral Value of the Obligors’ Qualifying Collateral has fallen below the Collateral Maintenance Level, that a contingency exists which with the lapse of time could result in the Obligors’ failure to meet the Collateral Maintenance Level, or any event has occurred which could reasonably be expected to have a material adverse effect on the operations or financial condition of the Obligor, such Obligor shall immediately notify the Bank.

(E) Each Obligor shall notify the Bank prior to (i) any change in the Obligor’s name, charter or organizational documents, jurisdiction of organization or form of organization and (ii) any event that could result in a change in the Obligor’s “location” as defined in the Uniform Commercial Code.

Section 3.07                  Additional Documentation; Further Assurances.

(A) Each Obligor shall, or the Bank may, in lieu of the Obligor, make, execute, record and deliver such agreements, financing statements, notices, assignments, listings, powers, and other documents with respect to the Collateral and the Bank’s first-priority security interest therein and in such form as the Bank may reasonably require.  Each Obligor shall, upon request of the Bank, immediately take such actions as the Bank shall deem necessary or appropriate to perfect the Bank’s first-priority security interest in the Collateral or otherwise to obtain, preserve, protect, enforce or collect the Collateral or the proceeds thereof.

(B) The Bank may from time to time hereafter require any Obligor to provide representations, warranties, and undertakings, in addition to those contained herein, reasonably related to the securing, perfecting, maintaining or enforcing of the Bank’s rights and interests in the Collateral.

Section 3.08                  Bank’s Responsibilities as to Collateral. The Bank’s duty as to the Collateral shall be solely to use reasonable care in the custody and preservation of the Collateral in its possession, which shall not include any steps necessary to preserve rights against prior parties nor the duty to send notices, perform services, or take any action in connection with the management of the Collateral. The Bank shall not have any responsibility or liability for the form, sufficiency, correctness, genuineness or legal effect of any instrument or document constituting a part of the Collateral, or any signature thereon or the description or misdescription, or value of property represented, or purported to be represented, by any such document or instrument. Each Obligor agrees that any and all Collateral may be removed by the Bank from the state or location where situated, and may be subsequently dealt with by the Bank as provided in this Agreement.

Section 3.09                  Bank’s Rights as to Collateral; Power of Attorney.  At any time or times, at the expense of the Obligors, the Bank may in its discretion, before or after the occurrence of an Event of Default as defined in Section 5.01 hereof, in its own name or in the name of its nominee or of any Obligor, do any or all things and take any and all actions that are pertinent to the protection of the Bank’s interest hereunder and are lawful under applicable law, including, but not limited to, the following:

(A) Terminate any consent given hereunder;

(B) Notify obligors on any Collateral to make payments or render performance thereon directly to the Bank;

(C) Endorse any Collateral in any Obligor’s name;

(D) Enter into any extension, compromise, settlement, or other agreement relating to or affecting any Collateral;

(E) Take any action any Obligor is required to take or which is otherwise reasonably necessary to file a financing statement, take possession of Collateral, obtain control of Collateral or otherwise perfect a security interest in any or all of the Collateral.

(F) Take any action any Obligor is permitted to take in connection with the Collateral, to the same extent as if the Bank were the originator of the Collateral;

(G) Take control of any funds or other proceeds generated by the Collateral and use the same to reduce Liabilities as they become due; and

(H) Cause the Collateral to be transferred to its name or the name of its nominee.

Each Obligor hereby appoints the Bank as its true and lawful attorney, for and on behalf of the Obligor and in its name, place and stead, to prepare, execute and record endorsements and assignments to the Bank of all or any item of Collateral, giving or granting to the Bank, as such attorney, full power and authority to do or perform every lawful act necessary or proper in connection therewith as fully as the Obligor might or could do. Each Obligor hereby ratifies and confirms all that the Bank shall lawfully do or cause to be done by virtue of this special power of attorney. This special power of attorney is granted for a period commencing on the date hereof and continuing until the discharge of all Liabilities and all obligations of the Obligors hereunder regardless of any default by any Obligor, is coupled with an interest, and is irrevocable for the period granted.

Section 3.10                  Proceeds of Collateral. Each Obligor, as the Bank’s agent, shall collect all payments when due on all Collateral. If the Bank so requires, each Obligor shall hold such collections separate from its other monies in one or more designated cash collateral accounts maintained at the Bank and apply them to the reduction of Liabilities as they become due; otherwise, the Bank consents to the Obligors’ use and disposition of all such collections.

ARTICLE IV:  ADDITIONAL REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 4.01                  General Representations and Warranties by the Obligors. Each Obligor hereby represents and warrants that, as of the date hereof, the date of each Advance, Credit Product, Derivative Transaction or Other Product, and the date of delivery of each collateral report required under Section 3.07(A) hereof:

(A) The Obligor is not, and neither the execution of nor the performance of any of the transactions or obligations of the Obligor under this Agreement shall, with the passage of time, the giving of notice or otherwise, cause the Obligor to be: (i) in violation of its charter or articles of incorporation, by-laws, the Act or the Regulations, any other law or administrative regulation, or any court decree; or (ii) in default under or in breach of any material indenture, contract or other instrument or agreement to which the Obligor is a party or by which it or any of its property is bound;

(B) The Obligor has full corporate power and authority and has received all corporate and governmental authorizations and approvals (including those required under the Act and the Regulations) as may be required to enter into and perform its obligations under this Agreement and to obtain any Derivative Transaction or Other Product, and the Borrower has full corporate power and authority and has received all corporate and governmental authorizations and approvals (including those required under the Act and the Regulations) as may be required to borrow each Advance and to obtain each Credit Product, Derivative Transaction, and Other Product;

(C) The information given by the Obligor herein or in any Application, Confirmation or Supplemental Documentation, or in any oral statement made in connection with transactions contemplated thereunder, is true, accurate and complete in all material respects;

(D) The name, location (as defined in the Uniform Commercial Code) and corporate form of the Obligor is, and for the lesser of its entity existence or the four months prior to the date of this Agreement has been, the same as set forth in the opening paragraph of this Agreement or in a Joinder Agreement;

(E) All financial statements concerning any Obligor which have been furnished to the Bank or will hereafter be furnished to the Bank pursuant to this Agreement or any Joinder Agreement, have been or will be prepared in accordance with GAAP consistently applied (except as disclosed therein) and do or will present fairly the financial condition of the entities covered thereby as at the dates thereof and the results of their operations for the periods then ended, subject to, in the case of unaudited financial statements, the absence of footnotes and year-end adjustments;

(F) Since the date of the most recent audited financial statements of any Obligor referred to in Section 4.01(E) above, there have been no events or changes in facts or circumstances affecting any Obligor which individually or in the aggregate have had or could reasonably be expected to have a Material Adverse Effect;

(G) (i) No Obligor is the subject of any review or audit by any governmental or regulatory investigation concerning the violation or possible violation of any law, and (ii) there are no judgments outstanding against any Obligor or affecting any property of any Obligor, nor is there any action, charge, claim, demand, suit, proceeding, petition, governmental investigation or arbitration now pending or, to the best knowledge of Borrower after due inquiry, threatened against or affecting any Obligor or any property of any Obligor which could reasonably be expected to result in any Material Adverse Effect;

(H) None of the proceeds of any Advance (or other credit extension hereunder) will be used in connection with any “reportable transaction” within the meaning of Treasury Regulation Section

1.6011-4(b) or in connection with any “potentially abusive tax shelter” within the meaning of Section 6112(b) of the Internal Revenue Code of 1986, as amended; and

(I) Each Borrowing Document is and will remain (notwithstanding any amendment thereto occurring after the date of this Agreement) the legally valid and binding obligation of each Obligor, enforceable in accordance with its terms.

Section 4.02                  General Covenants by the Obligors. Until the termination of this Agreement and the indefeasible satisfaction in full of all of the Liabilities:

(A) To the extent that the Borrower relies upon the Lendable Collateral Value of Qualifying Collateral owned by an Affiliate in obtaining or maintaining any Advance (or other extension of credit under the Borrowing Documents), the Borrower will use, directly or indirectly, all of the proceeds of such Advance (or other extension of credit) for the benefit of such Affiliate; and

(B) Each Obligor will (a) comply with (i) the requirements of all applicable laws, rules, regulations and orders of any governmental authority (including, laws, rules, regulations and orders relating to taxes, employer and employee contributions, securities, employee retirement and welfare benefits, environmental protection matters, employee health and safety and credit protection, anti-predatory and fair lending) as now in effect and which may be imposed in the future in all jurisdictions in which such Obligor is now doing business or may hereafter be doing business and (ii) the obligations, covenants and conditions contained in all binding contracts of such Obligor, as applicable, other than those laws, rules, regulations, orders and provisions of such contracts the noncompliance with which could not be reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect, and (b) maintain or obtain all licenses, qualifications and permits now held or hereafter required to be held by such Obligor, for which the loss, suspension, revocation or failure to obtain or renew, could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. This subsection shall not preclude any Obligor from contesting any taxes or other payments, if they are being diligently contested in good faith in a manner which stays enforcement thereof and if appropriate expense provisions have been recorded in conformity with GAAP.

ARTICLE V: DEFAULT; REMEDIES

Section 5.01                        Events of Default.  Each of the following events shall constitute an Event of Default hereunder:

(A) Failure of any Obligor to pay when due any interest on or principal of any Liabilities; or

(B) Failure of any Obligor to perform any promise or obligation or to satisfy any condition or liability contained herein, or in any Application, Confirmation or Supplemental Documentation, or the occurrence of a default or an event of default under any Supplemental Documentation; or

(C) Evidence coming to the attention of the Bank that any representation, statement, covenant or warranty made or furnished in any manner to the Bank by or on behalf of any Obligor in connection with this Agreement or any Application, Confirmation, Supplemental Documentation, Liabilities or Collateral was false in any material respect when made or furnished; or

(D) The issuance of any tax, levy, seizure, attachment, garnishment, levy of execution, or other process with respect to the Collateral which has not been stayed; or

(E) Any suspension of payment by any Obligor to any creditor of sums due or the occurrence of any event which results in another creditor having the right to accelerate the maturity of any indebtedness of any Obligor under any security agreement, indenture, loan agreement, or comparable undertaking; or

(F) Appointment of a conservator, receiver, or similar official for any Obligor or any subsidiary of any Obligor, of any Obligor’s property, entry of a judgment or decree adjudicating any Obligor or any subsidiary of any Obligor insolvent or bankrupt or an assignment by any Obligor or any subsidiary of any Obligor for benefit of creditors; or

(G) Sale by any Obligor of all or a material part of any Obligor’s assets or the taking of any other action by any Obligor to liquidate or dissolve; or

(H) Termination for any reason of the Borrower’s membership in the Bank, failure of the Borrower to comply with the stock purchase requirements of the Bank in effect from time to time, or the Borrower’s ceasing to be eligible to become a member of the Bank or any Obligor ceasing to be eligible to pledge Collateral or support the obligations of the Borrower hereunder under the Act, the Regulations or the Credit and Collateral Policy; or

(I) Merger, consolidation or other combination of any Obligor with an entity that is not a member of the Bank if the nonmember entity is the surviving entity; or

(J) Any Obligor or any of its respective directors or senior officers is criminally indicted or convicted of or under a felony or a crime involving fraud against or in relation to such Obligor; or

(K) The Bank reasonably and in good faith determines that a Material Adverse Effect has occurred.

Section 5.02                       Acceleration; Other Remedies.  Upon the occurrence of an Event of Default, in addition to any other remedies provided herein, in any Supplemental Documentation or at law or in equity, the Bank may at its option, by a notice to the Borrower, declare all or any part(s) of the Liabilities and accrued interest thereon, including any prepayment fees or charges which are applicable thereto, to be immediately due and payable, without presentment, demand, protest, or any further notice. Furthermore, upon the occurrence of an Event of Default, the Bank shall have all of the rights and remedies provided by applicable law, which shall include, but not be limited to, all of the remedies of a secured party under the Uniform Commercial Code as in effect in the State of Georgia. In addition, the Bank may take immediate possession of any of the Collateral or any part thereof wherever the same may be found. The Bank may sell, assign and deliver the Collateral or any part thereof at public or private sale for such price as the Bank deems appropriate without any liability for any loss due to decrease in the market value of the Collateral during the period held. The Bank shall have the right to purchase all or part of the Collateral at such sale. If the Collateral includes insurance or securities which will be redeemed by the issuer upon surrender, or any accounts or deposits in the possession of the Bank, the Bank may realize upon such Collateral without notice to any Obligor. If any notification of intended disposition of any of the Collateral is required by applicable law, such notification shall be deemed reasonable and properly given if given as provided by applicable law or in accordance with Section 6.06 hereof at least ten days before any such disposition. The proceeds of any sale shall be applied in the order that the Bank, in its sole discretion may choose, subject to applicable law. Each Obligor agrees that the Bank may exercise any and all of its rights of setoff upon the occurrence of an Event of Default. Notwithstanding any other provision hereof, upon the occurrence of any Event of Default at any time when all or part of the Liabilities shall be the subject of a guarantee by a third party for the Bank’s benefit, and there shall be other outstanding obligations of any Obligor to the Bank that are not so guaranteed, but that are secured by the Collateral, then any sums realized by the Bank from the Collateral, or from any other collateral pledged or furnished to the Bank by any Obligor under any other agreement, shall be applied first to the satisfaction of such other nonguaranteed obligations and then to such Obligor’s guaranteed obligations hereunder. Each Obligor agrees to pay all the costs and expenses of the Bank in the collection of the Liabilities and enforcement of the Bank’s rights and remedies in case of default, including, reasonable attorneys’ fees. The Bank shall, to the extent required by law, apply any surplus, after (i) payment of the Liabilities, (ii) provision for repayment to the Bank of any amounts to be paid or advanced under Other Credit Products, and (iii) payment of all costs of collection and enforcement, to the claims of person(s) legally entitled thereto, with any remaining surplus paid to the Borrower. Each Obligor shall be liable to the Bank for any deficiency remaining.

Section 5.03                       Certain Provisions as to Sale of Collateral. The Bank may, from time to time, attempt to sell certain Collateral by means of a private placement. In so doing, the Bank may restrict the bidders and prospective purchasers to those who will represent and agree that they are purchasing for investment only and not for distribution or otherwise impose restrictions deemed appropriate by the Bank for the purpose of complying with the requirements of applicable securities laws. The Bank may solicit offers to buy such Collateral, for cash or otherwise, from a limited number of investors deemed by the Bank to be responsible parties who might be interested in purchasing such Collateral. If the Bank solicits offers from not less than three such investors, then the acceptance by the Bank of the highest offer obtained therefrom (whether or not three offers are obtained) shall be deemed to be a commercially reasonable method of disposing of the Collateral.

ARTICLE VI:  MISCELLANEOUS

Section 6.01                  Changes to Credit and Collateral Policy. The Bank reserves the right to amend, supplement, restate or otherwise modify the Credit and Collateral Policy (each, a “Policy Modification”) at any time, in its sole discretion, without the consent of any Obligor, and each Obligor hereby (i) acknowledges and agrees that this Agreement shall be deemed to have been amended by each such Policy Modification, (ii) acknowledges and agrees that each such Policy Modification shall apply to all Advances, Credit Products, Derivative Transactions and Other Products (whether outstanding on the date of such Policy Modification or issued after the date thereof) and (iii) agrees to be bound by each and every Policy Modification occurring on, prior to, or after the date of this Agreement. Each Policy Modification shall become effective immediately upon adoption by the Bank; provided, however, the Borrower shall have ten days after such effective date to cure any Event of Default caused by such Policy Modification. The Bank shall provide notice of any Policy Modification by displaying the revised Credit and Collateral Policy on the portion of the Bank’s website accessible to members of the Bank. Notwithstanding the provisions of this section, the Bank shall not amend, supplement, restate or otherwise modify the terms and conditions of any Advance, Credit Product, Derivative Transaction or Other Product specified in a Confirmation, without the consent of the Borrower.

Section 6.02                  Assignment. Each Obligor hereby gives the Bank the full right, power and authority to pledge or assign to any party all or part of the Liabilities, together with all or any part of the Collateral, as security for consolidated Federal Home Loan Bank obligations issued pursuant to the provisions of the Act or for any other purpose authorized by the Act, the Regulations or the Federal Housing Finance Board. In case of any such pledge or assignment, the Bank shall have no further responsibility with respect to Collateral transferred to the pledgee or assignee. The Obligors may not (whether voluntarily, involuntarily, by operation of law or otherwise) assign or transfer any of their rights or obligations hereunder or with respect to any Advance, Credit Product, Derivative Transaction or Other Product without the express prior written consent of the Bank. The Bank may at any time, subject to applicable law, sell, assign, grant participations in, or otherwise transfer to any other person, firm or corporation, including another Federal Home Loan Bank, all or part of the Liabilities outstanding hereunder. Each Obligor hereby acknowledges and agrees that any such disposition shall give rise to a direct obligation of the Obligor to such assignee, participant or transferee. Each Obligor hereby authorizes the Bank and each assignee, participant or transferee, in case of default by any Obligor hereunder, to proceed directly, by right of setoff, banker’s lien, or otherwise, against any assets of any Obligor which may at the time of such default be in the respective hands of the Bank or any such assignee, participant or transferee. Each Obligor further agrees that the Bank may furnish any information pertaining to any Obligor which is in the possession of the Bank to any prospective assignee, participant or transferee to assist it in evaluating such assignment, participation or transfer provided that any non-public information reasonably designated in writing to the Bank by any Obligor as constituting non-public information shall be furnished to such prospective assignee, participant or transferee on a confidential basis. Nothing contained herein shall be deemed to grant to any third party any rights hereunder.

Section 6.03                  Discretion of the Bank to Grant or Deny Advances. Nothing contained herein or in any documents describing the Bank’s credit program and credit policies, including the Credit and Collateral Policy, shall be construed as an agreement or commitment on the part of the Bank to grant Advances or enter into Credit Products, Derivative Transactions or Other Products. No Obligor, except the Borrower, shall have any right to apply to the Bank for Advances or Credit Products. The right and power of the Bank in its discretion to either grant or deny any Advance, Credit Product, Derivative Transaction or Other Product requested hereunder is hereby expressly reserved. The determination by the Bank of Lendable Collateral Value and the Collateral Maintenance Level shall not constitute a determination by the Bank that the Borrower may obtain Advances, Credit Products, Derivative Transactions or Other Products in amounts up to such Lendable Collateral Value and Collateral Maintenance Level.

Section 6.04                  Amendment; Waivers.  No modification, amendment or waiver of any provision of this Agreement (other than the provisions of the Credit and Collateral Policy incorporated by reference herein) or consent to any departure therefrom shall be effective unless in a writing executed by a responsible officer of the party against whom such change is asserted and shall be effective only in the specific instance and for the purpose of which given. No notice to or demand on any Obligor in any case shall entitle any Obligor to any other or further notice or demand in the same, or similar or other circumstances. Any forbearance, failure or delay by the Bank in exercising any right, power or remedy hereunder shall not be deemed to be a waiver thereof, and any single or partial exercise by the Bank of any right, power or remedy hereunder shall not preclude the further exercise thereof. Every right, power and remedy of the Bank shall continue in full force and effect until specifically waived by the Bank in writing.

Section 6.05                  Consent to Jurisdiction. In any action or proceeding brought by the Bank or any Obligor in order to enforce any right or remedy under this Agreement, the parties hereby consent to, and agree that they will submit to, the nonexclusive jurisdiction of the United States District Court for the Northern District of Georgia or, if such action or proceeding may not be brought in Federal court, the jurisdiction of the courts of the State of Georgia located in the City of Atlanta.

Section 6.06      Notices. Except as provided in the last sentence of this Section, any written notice, advice, request, consent or direction given, made or withdrawn pursuant to this Agreement (other than notice by the Bank of a Policy Modification) shall be in writing, and shall be given by first class mail, postage prepaid, by telecopy or other facsimile transmission, or by private courier or delivery service. All non-oral notices shall be deemed given when actually received at the principal office of the Bank or the Borrower (for all Obligors), as appropriate. All notices shall be designated to the attention of an office or section of the Bank or of the Borrower if the Bank or the Borrower has made a request for the notice to be so addressed. Any notice by the Bank to the Borrower pursuant to Section 3.06 hereof may be oral and shall be deemed to have been duly given to and received by the Borrower at the time of the oral communication.

Section 6.07                  Signatures of Obligors. For purposes of this Agreement, documents shall be deemed signed by each Obligor when a signature (electronic or manual) of an authorized signatory or an authorized facsimile thereof appears on the document. The Bank may rely on any signature (electronic or manual) or facsimile thereof which reasonably appears to the Bank to be the signature of an authorized person, including signatures appearing on documents transmitted electronically to and reproduced mechanically at the Bank. The Secretary or an Assistant Secretary of each Obligor shall from time to time certify to the Bank on forms provided by the Bank the names and specimen signatures of the persons authorized to apply on behalf of the Borrower to the Bank for Advances and commitments for Advances and otherwise act for and on behalf of the Obligors in accordance with this Agreement. The Obligors shall promptly notify the Bank of any changes to such certifications, and until receipt of such notice, the Bank shall be authorized to rely on the authorizations in such current certifications. Such certifications are incorporated herein and made a part of this Agreement and shall continue in effect until expressly revoked or amended in writing by the Obligors, notwithstanding that subsequent certifications may authorize additional persons to act for and on behalf of the Obligors.

Section 6.08                  Applicable Law; Severability. In addition to the terms and conditions specifically set forth herein and in any Application, Confirmation or Supplemental Documentation, this Agreement and all Advances, Credit Products, Derivative Transactions and Other Products shall be governed by the statutory and common law of the United States and, to the extent Federal law incorporates or defers to state law, the laws (exclusive of the choice of law provisions) of the State of Georgia. Notwithstanding the foregoing, the Uniform Commercial Code as in effect in the State of Georgia shall be deemed applicable to this Agreement and any Application, Confirmation and Supplemental Documentation and to any Advance, Credit Product, Derivative Transaction or Other Product and shall govern the attachment and perfection of any security interest granted hereunder or thereunder. In the event that any portion of this Agreement, or any Application, Confirmation or Supplemental Documentation, conflicts with applicable law, such conflict shall not affect other provisions of this Agreement or such Application, Confirmation or Supplemental Documentation, which may be given effect without the conflicting provision, and to this end the provisions of this

Agreement and any Application, Confirmation and Supplemental Documentation are declared to be severable.

Section 6.09                  Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of the Obligors and the Bank.

Section 6.10                  Entire Agreement. This Agreement, together with any Confirmation or Supplemental Documentation, and any amendments or addenda thereto executed by the Bank and the Obligors, embody the entire agreement and understanding between the parties hereto relating to the subject matter hereof and supersedes all prior agreements between such parties that relate to such subject matter. If, prior to the date of this Agreement, the Borrower and the Bank have entered into an Agreement for Advances and Security Agreement with Blanket Floating Lien (as amended) or an Advances, Specific Collateral Pledge and Security Agreement (each, a “Prior Agreement”), then this Agreement shall amend and restate the Prior Agreement in its entirety as the date hereof.

Section 6.11                  Attorneys’ Fees.  Each Obligor agrees to pay all charges and expenses incurred by Bank (including reasonable attorneys’ fees and expenses) in connection with the administration of the Borrowing Documents, any investigation by Bank in respect of any Borrowing Document, the enforcement, protection or preservation of any right or claim of Bank, the termination of this Agreement or any other Borrowing Document, the termination of any liens of Bank on the Collateral, or the collection of any amounts due under the Borrowing Documents. If Bank uses in-house counsel for any of these purposes, each Obligor further agrees that its Liabilities under the Borrowing Documents includes reasonable charges for such work commensurate with the fees that would otherwise be charged by outside legal counsel selected by Bank for the work performed.

Section 6.12                  Indemnification of the Bank.  Each Obligor hereby indemnifies and agrees to defend (with counsel acceptable to the Bank) and hold harmless the Bank and each of its directors, officers, agents and employees (each, an “Indemnitee”) from and against any liability, loss, cost or expense (including reasonable attorneys’ fees and expenses for both in-house and outside counsel) incurred in connection with any claim, damage, suit, arbitration, action, proceeding, investigation, pre-filing settlement discussion or negotiation, or any other matter, whenever taking place, and suffered by any one or more of the Indemnitees (collectively, “Losses”) or in which any one or more of the Indemnitees may ever be or become involved (whether as a party, witness or otherwise), in connection with, or in any way relating to, any Liability, this Agreement, any Borrowing Document, any Advance, any Credit Product, any Derivative Transaction, or any Other Product and including any Loss (a) arising from any Obligor’s failure to observe, perform or discharge any of its covenants, obligations, agreements or duties under this Agreement or any other Borrowing Document, (b) arising from the breach of any of the representations or warranties contained in any Borrowing Document, (c) relating to claims of any Person with respect to any Collateral, or (d) arising from any Obligor’s failure to comply with any federal, state, or local statute, regulation, ordinance or other provision of law; provided, an Indemnitee shall not be indemnified for Losses to the extent they result solely from the gross negligence or willful misconduct of such Indemnitee. Notwithstanding any contrary provision in any Borrowing Document, obligations of each Obligor under this Section 6.12 shall survive the payment in full of the Liabilities and the termination of this Agreement.

IN WITNESS WHEREOF, Borrower and Bank have caused this Agreement to be signed in their names by their duly authorized officers as of the date first above mentioned.

HORRY COUNTY STATE BANK

By:	/s/ James R. Clarkson
Name:	James R. Clarkson
Title:	President & C.E.O.

By:	/s/ Glenn R. Bullard
Name:	Glenn R. Bullard
Title:	Executive Vice President

FEDERAL HOME LOAN BANK OF ATLANTA

By:	/s/ Charles I. Abbitt
Name:	Charles I. Abbitt
Title:	Senior Vice President

By:	/s/ Christy R. Cleare
Name:	Christy R. Cleare
Title:	Vice President

FEDERAL HOME LOAN BANK OF ATLANTA

BORROWER ACKNOWLEDGEMENT
AND NOTARIZATION

STATE OF SOUTH CAROLINA
} ss
County of HORRY

On this 26th day of April, 2004, before me personally came James R. Clarkson and Glenn R. Bullard, to me known, who being by me duly sworn, did depose and state that they are the President & C.E.O. and Executive Vice President of Horry County State Bank (the “Borrower”); and that they are signing their names thereto in my presence by order of the Board of Directors or other governing body of the Borrower and that said James R. Clarkson and Glenn R. Bullard acknowledge the execution of said instrument to be the voluntary act and deed of the Borrower.

/s/ [ILLEGIBLE]
Notary Public Signature

Notary Public in and for the State of South Carolina

(NOTARY PUBLIC’S SEAL)

My commission expires: 12/29/08

Exhibit 2

Horry County State Bank	MORGAN KEEGAN

Date: 09/30/05	Fixed Income Interest Rate Products

Trade Details

#	ISSUE DATE	MATURITY DATE	Structure	Payment Frequency	BALANCE	RATE	Repricing	Next Reprice Date	Rate Change Ferquency	Swap Rate
FHLB#75556007	03/01/00	03/01/10	10/1-B*	Q	5,000,000	5.92	3ML	3/1/01	Q	3.380
FHLB#75556008	05/24/00	05/24/10	10/1-B*	Q	4,600,000	6.49	3ML	5/24/01	Q	3.530
FHLB#755560009	03/22/01	03/22/11	10/5-E*	Q	5,000,000	5.05	3ML	3/22/06	Q	3.380

FAS133

Fair Value hedge applies (hedging fixed rate convertible advances)

Retroactive Hedge Effectiveness

Use of the Cumulative Dollar Offset method: The hedge effectiveness was determined quarterly.

The cumulative dollar offset ratio falls within the 80%-125% range. Thus, the hedge was deemed effective.

ASSUMPTIONS

Derivation of Convertible Advances (retroactive assessment)

Convertible broken down into straight bond and option

(Advance is sum of its two components)

Straight bond valued as an interest rate swap + par value (source: Yield Book)

Option (swaption) - use same value as provided by Regions (mirror image of option on hedge)

Derivation of Hedge (retroactive assessment)

Values for swap and swaption from Regions (quarterly mark-to market)

Value of LIBOR spread from the Yield Book (valued as an interest rate swap with two fixed rates

(difference in fixed rates is LIBOR spread)

The information contained herein is based on sources considered to be reliable but is not represented to be complete and its accuracy is not guaranteed. The opinions expressed herein reflect the judgment of the author at this date and are subject to change without notice and are not a complete analysis of every material fact respecting any company, industry or security. Morgan Keegan & Company, Inc. and its officers, directors, shareholders, employees and affiliates and members of their families may make investments in a company or securities mentioned herein before, after or concurrently with the publication of this report. Morgan Keegan & Company, Inc. may from time to time perform or seek to perform investment banking or other services for, or solicit investment banking or other services from any company, person or entities mentioned herein. Neither the information nor any opinion expressed herein constitutes a solicitation for the purchase or sale of any security. The securities and other investment products described herein are: 1) Not insured by the FDIC, 2) Subject to investment risks, including possible loss of the principal amount invested, 3) Note deposits or other obligations of, nor guaranteed by Morgan Keegan & Company, Inc., Regions Financial Corporation or any of their affiliates.

Horry County State Bank	MORGAN KEEGAN

Date: 09/30/05	Fixed Income Interest Rate Products

FAIR VALUE HEDGE FOR FIXED CONVERTIBLE ADVANCE

#	ISSUE DATE	MATURITY DATE	Structure	Payment Frequency	BALANCE	RATE	Repricing	Next Reprice Date	Rate Change Frequency	Swap Rate
FHLB #75556007	03/01/00	03/01/10	10/1-B*	Q	$5,000,000	5.92	3ML	03/01/01	Q	3.38

RETROACTIVE HEDGING EFFECTIVENESS

	Q1 3/31/2005	Q2 6/30/2005	Q3 9/30/2005
Straight Debt (mid-market) YB	5,326,150	5,411,700	5,285,850
Swaption (short)- Regions	36,648	17,278	22,779
Convertible	5,362,798	5,428,978	5,308,629
Change in Convertible (a)		(66,181)	120,349

Swap (Regions)	(252,610)	(143,660)	(236,484)
Swaption (Regions)	36,648	17,278	22,779
	(215,962)	(126,381)	(213,705)
PV of LIBOR SPREAD (YB)	(578,100)	(556,200)	(523,100)
Change in SPREAD		(21,900)	(33,100)
Change in Swap & Cost of Hedge (b)		67,681	(120,424)
Method 1: Dollar-Offset Method (quarterly) abs(a)/(b)		97.8%	99.9%
Difference per period		1,500	(74)
Cumulative Difference		1,500	1,426

Cum Change in Convertible (1)		(66,181)	54,169
Cum Change in Hedge Value (2)		67,681	(52,743)

Cumulative Dollar-Offset Method (1)/(2)		97.8%	102.7%

The information contained herein is based on sources considered to be reliable but is not represented to be complete and its accuracy is not guaranteed. The opinions expressed herein reflect the judgment of the author at this date and are subject to change without notice and are not a complete analysis of every material fact respecting any company, industry or security. Morgan Keegan & Company, Inc. and its officers, directors, shareholders, employees and affiliates and members of their families may make investments in a company or securities mentioned herein before, after or concurrently with the publication of this report. Morgan Keegan & Company, Inc. may from time to time perform or seek to perform investment banking or other services for, or solicit investment banking or other services from any company, person or entities mentioned herein. Neither the information not any opinion expressed herein constitutes a solicitation for the purchase or sale of any security. The securities and other investment products described herein are: 1) Not insured by the FDIC, 2) Subject to investment risks, including possible loss of the principal amount invested, 3) Not deposits or other obligations of, not guaranteed by Morgan Keegan & Company, Inc., Regions Financial Corporation or any of their affiliates

Horry County State Bank	MORGAN KEEGAN

Date: 09/30/05	Fixed Income Interest Rate Products

FAIR VALUE HEDGE FOR FIXED CONVERTIBLE ADVANCE

#	ISSUE DATE	MATURITY DATE	Structure	Payment Frequency	02/28/03 BALANCE	RATE	Repricing	Next Reprice Date	Rate Change Frequency	Swap Rate
FHLB#75556008	05/24/00	05/24/10	10/1-B*	Q	$4,600,000	6.49	3ML	05/24/01	Q	3.53

RETROACTIVE HEDGING EFFECTIVENESS

	Q1 3/31/2005	Q2 6/30/2005	Q3 9/30/2005
Straight Debt (mid-market) YB	5,034,654	5,116,994	4,989,436
Swaption (short)- Regions	21,236	9,721	12,419
Convertible	5,055,890	5,126,715	5,001,855
Change in Convertible (a)		(70,826)	124,860

Swap (Regions)	(213,088)	(108,303)	(199,153)
Swaption (Regions)	21,236	9,721	12,419
	(191,853)	(98,582)	(186,734)
PV of LIBOR SPREAD (YB)	(646,714)	(625,324)	(589,490)
Change in SPREAD		(21,390)	(35,834)
Change in Swap & Cost of Hedge (b)		71,881	(123,986)
Method 1: Dollar-Offset Method (quarterly) abs(a)/(b)		98.5%	100.7%
Difference per period		1,055	874
Cumulative Difference		1,055	1,929

Cum Change in Convertible (1)		(70,826)	54,034
Cum Change in Hedge Value (2)		71,881	(52,105)

Cumulative Dollar-Offset Method (1)(2)		98.5%	103.7%

The information contained herein is based on sources considered to be reliable but is not represented to be complete and its accuracy is not guaranteed. The opinions expressed herein reflect the judgment of the author at this date and are subject to change without notice and are not a complete analysis of every material fact respecting any company, industry or security. Morgan Keegan & Company, Inc. and its officers, directors, shareholders, employees and affiliates and members of their families may make investments in a company or securities mentioned herein before, after or concurrently with the publication of this report. Morgan Keegan & Company, Inc. may from time to time perform or seek to perform investment banking or other services for, or solicit investment banking or other services from any company, person or entities mentioned herein. Neither the information not any opinion expressed herein constitutes a solicitation for the purchase or sale of any security. The securities and other investment products described herein are: 1) Not insured by the FDIC, 2) Subject to investment risks, including possible loss of the principal amount invested, 3) Not deposits or other obligations of, not guaranteed by Morgan Keegan & Company, Inc., Regions Financial Corporation or any of their affiliates

Horry County State Bank	MORGAN KEEGAN

Date: 09/30/05	Fixed Income Interest Rate Products

FAIR VALUE HEDGE FOR FIXED CONVERTIBLE ADVANCE

#	ISSUE DATE	MATURITY DATE	Structure	Payment Frequency	02/28/03 BALANCE	RATE	Repricing	Next Reprice Date	Rate Change Frequency	Swap Rate
FHLB#755560009	05/24/00	03/22/01	10/5-E*	Q	$5,000,000	5.05	3ML	03/22/06	Q	3.38

RETROACTIVE HEDGING EFFECTIVENESS

	Q1 3/31/2005	Q2 6/30/2005	Q3 9/30/2005
Straight Debt (mid-market) YB	5,121,700	5,248,600	5,119,000
Swaption (short)- Regions	61,441	15,695	22,050
Convertible	5,183,141	5,264,295	5,141,050
Change in Convertible (a)		(81,154)	123,245

Swap (Regions)	(326,027)	(186,428)	(291,330)
Swaption (Regions)	61,441	15,695	22,050
	(264,587)	(170,733)	(269,281)
PV of LIBOR SPREAD (YB)	(444,350)	(432,750)	(409,950)
Change in SPREAD		(11,600)	(22,800)
Change in Swap & Cost of Hedge (b)		82,254	(121,348)
Method 1: Dollar-Offset Method (quarterly) abs(a)/(b)		98.7%	101.6%
Difference per period		1,100	1,898
Cumulative Difference		1,100	2,997

Cum Change in Convertible (1)		(81,154)	42,091
Cum Change in Hedge Value (2)		82,254	(39,094)

Cumulative Dollar-Offset Method (1)/(2)		98.7%	107.7%

The information contained herein is based on sources considered to be reliable but is not represented to be complete and its accuracy is not guaranteed. The opinions expressed herein reflect the judgment of the author at this date and are subject to change without notice and are not a complete analysis of every material fact respecting any company, industry or security. Morgan Keegan & Company, Inc. and its officers, directors, shareholders, employees and affiliates and members of their families may make investments in a company or securities mentioned herein before, after or concurrently with the publication of this report. Morgan Keegan & Company, Inc. may from time to time perform or seek to perform investment banking or other services for, or solicit investment banking or other services from any company, person or entities mentioned herein. Neither the information nor any opinion expressed herein constitutes a solicitation for the purchase or sale of any security. The securities and other investment products described herein are: 1) Not insured by the FDIC, 2) Subject to investment risks, including possible loss of the principal amount invested, 3) Note deposits or other obligations of, nor guaranteed by Morgan Keegan & Company, Inc., Regions Financial Corporation or any of their affiliates.